Exhibit 99.1

Regulated information Press Release 11 May 2017 07:00 pm CEST

Notice of Extraordinary General Meeting to be held on

the 12 June 2017

Mont-Saint-Guibert, Belgique—Celyad SA, a limited liability company making or having made a public appeal on savings, having its registered office at rue 2 Edouard Belin, 1435 Mont-Saint-Guibert, Belgium, hereby invites the shareholders and holders of warrants of Celyad SA to the extraordinary general meeting of shareholders to be held on 12 June 2017 at 2:00 PM (CEST) at the company’s registered office with the agenda set out below. In case the attending quorum would not be reached during the general meeting of 12 June 2017, a second extraordinary general meeting of shareholders will be held on 29 June 2017 at 10:00 AM (CEST), at the company’s registered office, with the same agenda.

1.	Examination of the report of the board of director established pursuant to Article 604 of the Companies Code.

2.	Authorization to the board of directors for a capital increase within the limits of the authorized capital.

3.	Power granted to the board of directors in order to increase the capital in case of a public takeover bid.

4.	Approval of the terms and conditions of the draft Warrants Plan 2017 and, more specifically, of the change of control clause included in the Warrants Plan 2017 pursuant to Article 556 of the Companies Code.

5.	Acknowledgment of the transfer of the registered office and consequently amendment of article 2 of the articles of association.

6.	Amendment of article 22 of the articles of association.

7.	Power of attorney.

Available documents

All documents concerning the general meeting that are required by law to be made available to shareholders may be consulted on the company’s website: www.celyad.com, as from 11 May 2017, under the Investors/Shareholder Meetings subtab.

www.celyad.com    |    1

Regulated information Press Release 11 May 2017 07:00 pm CEST

About Celyad

Celyad is a clinical-stage biopharmaceutical company focused on the development of specialized cell based therapies. The Company utilizes its expertise in cell engineering to target cancer. Celyad’s Natural Killer Receptor based T-Cell (NKR-T) platform has the potential to treat a broad range of solid and hematologic tumors. Its lead oncology candidate, the CAR-T NKR-2, has been evaluated in a single dose escalation Phase I clinical trial to assess the safety and feasibility of CAR-T NKR-2 cells in patients suffering from AML or MM. This Phase I study was successfully completed in September 2016. Celyad was founded in 2007 and is based in Mont-Saint-Guibert, Belgium, and Boston, Massachusetts. Celyad’s ordinary shares are listed on the Euronext Brussels and Euronext Paris exchanges, and its American Depository Shares are listed on NASDAQ Global Market, all under the ticker symbol CYAD.

For more information about Celyad, please visit www.celyad.com

For more information, please contact:

For Europe: Consilium Strategic Communications Chris Gardner and Chris Welsh – T: +44 (0)20 3709 5700 – celyad@consilium-comms.com

For France: NewCap Pierre Laurent and Nicolas Mérigeau – T: + 33(0)1 44 71 94 94 – celyad@newcap.eu

For Belgium: Comfi Gunther De Backer and Sabine Leclercq – T.: +32 (0)2 290 90 90 – celyad@comfi.be

For the U.S.: Stern Investor Relations Will O’Connor and Michael Schaffzin – T.: +1 212.362.1200 – celyad@sternir.com

To subscribe to Celyad’s newsletter, visit www.celyad.com

Follow us on LinkedIn & Twitter @CelyadSA

Forward looking statements

Forward looking statements

In addition to historical facts or statements of current condition, this press release contains forward-looking statements, including statements about the potential safety and feasibility of CAR-T NKR-2 cell therapy, which reflect our current expectations and projections about future events, and involve certain known and unknown risks, uncertainties and assumptions that could cause actual results or events to differ materially from those expressed or implied by the forward-looking statements. These forward-looking statements are further qualified by important factors, which could cause actual results to differ materially from those in the forward-looking statements, including risks associated with conducting clinical trials; the risk that safety, bioactivity, feasibility and/or efficacy demonstrated in earlier clinical or pre-clinical studies may not be replicated in subsequent studies; risk associated with the timely submission and approval of anticipated regulatory filings; the successful initiation and completion of clinical trials, including Phase I clinical trial for CAR-T NKR-2; risks associated with the satisfaction of regulatory and other requirements; risks associated with the actions of regulatory bodies and other governmental authorities; risks associated with obtaining, maintaining and protecting intellectual property, our ability to enforce our patents against infringers and defend our patent portfolio against challenges from third parties; risks associated with competition from others developing products for similar uses; risks associated with our ability to manage operating expenses; and risks associated with our ability to obtain additional funding to support our business activities and establish and maintain strategic business alliances and business initiatives. A further list and description of these risks, uncertainties and other risks can be found in the Company’s Securities and Exchange Commission filings and reports, including in the Company’s Annual Report on Form 20-F filed with the SEC on April 8, 2016 and future filings and reports by the Company. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. The Company expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based, unless required by law or regulation.

www.celyad.com    |    2

English translation – For information purposes only

CELYAD SA

Limited liability company making or having made a public appeal on savings

Rue Edouard Belin, 2

1435 Mont-Saint-Guibert

LER Nivelles 0891.118.115

CONVENING NOTICE

The board of directors hereby invites the shareholders and holders of warrants of Celyad SA (the “Company”) to the extraordinary general meeting of shareholders to be held on 12 June 2017 at 2:00 PM (CET) at the Company’s registered office with the agenda set out below.

In case the attending quorum would not be reached during the general meeting of 12 June 2017, the board of directors hereby invites the shareholders and holders of warrants of Celyad SA to a second extraordinary general meeting of shareholders to be held on 29 June 2017 at 10.00 AM (CET), at the Company’s registered office, with the same agenda.

Agenda	of the extraordinary shareholders’ meeting

1.	Examination of the report of the board of director established pursuant to Article 604 of the Companies Code.

2.	Authorization to the board of directors for a capital increase within the limits of the authorized capital.

Proposed resolution: The shareholders’ meeting decides to grant the board of directors the authorization to increase the capital, pursuant to Article 603 and following of the Companies Code, in one or more transactions, with a maximum of EUR 33,117,976.63, and this for a 5 years period under the conditions provided by the special report of the board of directors established pursuant to Article 604 of the Companies Code.

The shareholders’ meeting consequently decides to amend article 7 of the articles of association, as set out in the text of articles of association amended following the approval of the proposed amendments to the articles of association.

3.	Power granted to the board of directors in order to increase the capital in case of a public takeover bid.

Proposed resolution: The shareholders’ meeting decides to grant the board of directors the power to increase the share capital after receipt by the Company of a notification from the FSMA of a takeover bid stating the notice of a public takeover bid for the Company, and this for a period of three years starting from the day of this amendment to the articles of association, pursuant to Article 607 of the Companies Code.

The shareholders’ meeting consequently decides to amend article 7.3 of the articles of association, as set out in the text of articles of association amended following the approval of the proposed amendments to the articles of association.

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English translation – For information purposes only

4.	Approval of the terms and conditions of the draft Warrants Plan 2017 and, more specifically, of the change of control clause included in the Warrants Plan 2017 pursuant to Article 556 of the Companies Code.

Proposed resolution: Upon proposal of the board of directors, the shareholders’ meeting decides to approve the Warrants Plan 2017. Pursuant to this Plan, the board of directors is allowed to issue and grant a maximum of 520,000 warrants to the benefit of the employees, consultants and directors of the Company or its subsidiaries. The main characteristics of the Warrants Plan 2017 can be summarized as follows: (i) the warrants will be granted for free to the beneficiaries, (ii) each warrant holder will be allowed to acquire one new share of the Company with one warrant, (iii) the exercise price of the warrants will be determined at grant, (iv) the warrants will have a maximum duration of 10 years, (v) the warrants cannot be assigned, except in case of death and (vi) the warrants will be vested by one third per year. The provisions of the Warrants Plan are in line with the Law of 26 March 1999.

In accordance with Article 556 of the Companies Code, the shareholders’ meeting decides to approve the provisions of the Warrants Plan 2017 that create specific rights for third parties, impact the assets of the Company or lead to the creation of a debt or commitment by the Company, when the exercise of these rights becomes effective because of the launch of a public offering on the shares of the Company or a change of control, including the automatic vesting of the warrants in case of public offering on the shares of the Company as provided by the Warrants Plan 2017.

5.	Acknowledgment of the transfer of the registered office and consequently amendment of article 2 of the articles of association.

Proposed resolution: The shareholders’ meeting takes note of the decision of the board of directors dated 18 March 2016 to transfer the registered office to 2 rue Edouard Belin in 1435 Mont-Saint-Guibert and decides consequently to replace the first paragraph of article 2 of the articles of association, as set out in the text of articles of association amended following the approval of the proposed amendments to the articles of association.

6.	Amendment of article 22 of the articles of association.

Proposed resolution: The shareholders’ meeting decides to amend article 22 of the articles of association, as set out in the text of articles of association amended following the approval of the proposed amendments to the articles of association.

7.	Power of attorney.

Proposed resolution: The shareholders’ meeting decides to grant a special power to:

•	Mr Lionel Duez and to the board of directors of the Company in order to implement the resolutions above;

•	any lawyer of CMS DeBacker law firm to ensure all needed formalities;

•	Malika Ben Tahar and Yorik Desmyttère, choosing residence at the address of the company “Berquin Notaires”, 1000 Brussels, Avenue Lloyd George 11, all powers to draw up the text of the coordination of the articles of association of the Company, the signing and the filing thereof with the competent commercial court, in accordance with the applicable legal provisions on this issue.

Conditions	of admission

The right to participate in the general meeting of shareholders and to vote is subject to the prior accounting registration of the shares under the shareholder’s name on 29 May 2017 at midnight (CET) (the “Record Date”). This registration is made either by way of registration on the Company’s share register, either by way of registration in book entry form in an account held with a settlement institution or a certified account holder, without taking into account the number of shares held by the shareholder at the day of the general meeting.

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English translation – For information purposes only

The date and time specified above is the Record Date. Only those who are shareholders on the Record Date shall have the right to participate and vote in the general meeting.

The settlement institution or certified account holder delivers an attest to the shareholder setting out the number of dematerialised shares registered in its accounts under the name of the shareholder on the Record Date, for which the shareholder has expressed its intention to participate in the general meeting.

The shareholder must notify the Company of its willingness to participate in the general meeting by 6 June 2017 at the latest. The notification must be made by email to lduez@celyad.com or by mail marked for the attention of Celyad, Mr Patrick Jeanmart, CFO, rue Edouard Belin 2, B-1435 Mont-Saint-Guibert.

Holders of warrants have the right to attend the general meeting, subject to them fulfilling the shareholders’ admission criteria.

Right	to include items on the agenda and to submit proposals for decision

In accordance with article 533ter of the Belgian Company Code, one or more shareholders holding together at least 3% of the share capital may request the inclusion of items on the agenda to be addressed at the general meeting, and request the submission of decisions’ proposals concerning items to be addressed or included on the agenda.

The shareholder(s) exercising this right must meet the following two conditions in order for their request to be addressed at the general meeting:

•	prove that it/they still hold(s) the abovementioned required percentage on the request date, either by way of a certificate mentioning the registration of the corresponding shares on the Company’s share register, or by way of an attest of a settlement institution or a certified account holder setting out the number of corresponding dematerialised shares registered in its accounts under the name of the shareholder, and

•	prove that it/they is/are still shareholder(s) for up to 3% of the company’s share capital at the Record Date.

Items to be included on this agenda and/or decisions’ proposals must be sent to the Company on 20 May 2017 at the latest by email to lduez@celyad.com or by ordinary mail marked for the attention of Celyad, Mr Patrick Jeanmart, CFO, rue Edouard Belin 2, B-1435 Mont-Saint-Guibert.

The Company will acknowledge receipt of the requests sent by email or by mail to the address set out above by the shareholder within 48 hours after receipt.

The revised agenda will be published on 26 May 2017 at the latest (on the Company’s website at www.celyad.com, in the Belgian Official Gazette and in the press) if one or more requests aiming to include new items / decisions’ proposals on the agenda have been validly received within the aforementioned deadline.

Further information in relation to the abovementioned rights and the modalities for exercising them are available on the Company’s website (www.celyad.com).

Right	to ask questions

In accordance with applicable legal provisions, the directors answer questions that are asked by the shareholders during the meeting or that have been asked in writing prior to the meeting, during the general meeting on their report or on the agenda. The auditor also answers questions asked by the shareholders at the meeting or in writing prior to the meeting on its report.

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English translation – For information purposes only

These questions can be asked prior to the general meeting by email to lduez@celyad.com or by mail marked for the attention of Celyad, Mr Patrick Jeanmart, CFO, rue Edouard Belin 2, B-1435 Mont-Saint-Guibert.

These questions must be received on 6 June 2017 at 5.00 PM (CET) at the latest.

Further information in relation to the abovementioned rights and the modalities for exercising them are available on the Company’s website (www.celyad.com).

Proxies

Any shareholder may be represented at the general meeting by a proxy holder.

Shareholders wishing to be represented must designate their proxy holder by using the proxy form prepared by the board of directors. The proxy form can be obtained on the Company’s website (www.celyad.com), at the Company’s registered office or by email to lduez@celyad.com.

The hard-copy original form must be received by the company on 6 June 2017 at 5:00 PM (CET) at the latest. This form may be communicated to the Company by mail marked for the attention of Celyad, Mr Patrick Jeanmart, CFO, rue Edouard Belin 2, B-1435 Mont-Saint-Guibert, or by email to lduez@celyad.com provided that in the last case, the communication is signed by electronic signature, in accordance with applicable Belgian legal rules. Shareholders are invited to follow the instructions set out in the proxy form in order to be validly represented at the general meeting.

Any designation of a proxyholder shall be made in accordance with applicable Belgian law, particularly on the ground of conflict of interest and record keeping.

Shareholders wishing to be represented must comply with the registration and confirmation procedure set out above.

Available documents

All documents concerning the general meeting that are required by law to be made available to shareholders as well as the text of articles of association amended following the approval of the proposed amendments to the articles of association may be consulted on the Company’s website (www.celyad.com), as from 11 May 2017.

As from this date, shareholders have the right to consult these documents on business days and during normal office hours, at the Company’s registered office, and/or, upon display of their securities, obtain copies of these documents free of charge.

Requests for copies may also be made, free of charge, by mail marked for the attention of Mr Patrick Jeanmart, CFO, Rue Edouard Belin 2, B-1435 Mont-Saint-Guibert, or by email to lduez@celyad.com.

The board of directors

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Time Sensitive Materials

Depositary’s Notice of

Extraordinary Shareholders’ Meeting

of CELYAD SA

ADSs:	American Depositary Shares. (“ADSs”)

ADS CUSIP No.:	151205200.

Company:	CELYAD SA, a company organized and existing under the laws of the Kingdom of Belgium (the “Company”).

ADS Record Date:

May 8, 2017 (close of business in New York)

Date to determine ADS Holders and Beneficial Owners

who are to receive these materials and who are eligible to

give voting instructions to the Depositary upon the terms

described herein.

Share Record Date:	May 29, 2017 Date on which ADS Holders are required under Belgian Law to hold their interests in the shares of the Company in order to be eligible to vote at the Meeting.*

Meeting Specifics:

Extraordinary Shareholders’ Meeting to be held at 2:00

P.M.(CET) on June 12, 2017 (or if attending quorum is

not reached, at 10:00 A.M. (CET) on June 29, 2017) at

the Company’s registered office located at Rue Edouard

Belin, 2, 1435 Mont-Saint-Guibert, Belgium (the

“Meeting”).

Meeting Agenda:	Documents related to the Meeting Agenda items will be available on the Company’s website at https://www.celyad.com/investors/shareholder-meetings.

ADS Voting Instructions Deadline:	On or before 10:00 A.M. (New York City time) on May 31, 2017.

Deposited Securities:	Ordinary shares of the Company.

ADS Ratio:	One (1) Ordinary share of the Company to One (1) ADS.

Depositary:	Citibank, N.A.

Custodian of Deposited Securities:	Citibank Europe plc.

Deposit Agreement:	Deposit Agreement, dated as of June 24, 2015, by and among the Company, the Depositary and all Holders and Beneficial Owners of ADSs issued thereunder.

To be counted, your Voting Instructions need to be received by the Depositary prior to 10:00 A.M. (New York City time) on

May 31, 2017.

No voting rights will be exercised by the Depositary for voting instructions received after 10:00 A.M. (New York City time) on May 31, 2017. In addition,

your voting instructions will be disregared if the Depositary is unable to con-

firm your continued ownership of the ADSs as of the Share Record Date.

The Company has announced that the Meeting will be held at the date, time and location identified above. Documents related to the Meeting agenda items will be available on the Company’s website at https://www.celyad.com/investors/shareholder-meetings.

Holders of ADSs wishing to give voting instructions to the Depositary must sign, complete and return the enclosed Voting Instructions prior to the ADS Voting Instructions Deadline in the enclosed pre-addressed envelope.

Subject to Belgian law, the Articles of Association of the Company, the provisions of or governing the Deposited Securities, the terms of the Deposit Agreement, Registered Holders (as defined below) and DTC Holders (as defined below), in each case as of the close of business on the ADS Record Date, will be entitled to instruct the Depositary as to the exercise of voting rights pertaining to the Deposited Securities represented by their ADSs. However, as mentioned above, the voting instructions of any such holder will be disregarded if the Depositary is unable to confirm such holder’s continued ownership of the ADSs as of the Share Record Date.

DTC Holders

In order to vote their ADSs, owners of ADSs (“DTC Holders”) holding their ADSs in a brokerage or custodian account through The Depository Trust Company (“DTC”) as of the ADS Record Date must continue to own their ADSs as of the Share Record Date and must instruct their broker or custodian to give voting instructions to the Depositary and to confirm ownership of the ADSs to the Depositary. On the Share Record Date the Depositary will verify the continued ownership of the ADSs by the instructing DTC Holders with the applicable brokers or custodians (through which the instructing DTC Holders provided voting instructions to the Depositary). Failure to confirm continued ownership of ADSs as of the Share Record Date will invalidate the voting instructions previously delivered.

Registered Holders

In order to vote their ADSs, Holders of ADSs registered in their name on the books of the Depositary (“Registered Holders”) must timely deliver a Voting Instruction Form to the Depositary and continue to be the Registered Holders of their ADSs as of the Share Record Date. If a Registered Holder transfers or cancels ADSs at any time before the Share Record Date any voting instructions delivered to the Depositary will be invalidated. On the Share Record Date, the Depositary will verify the continued registration on its books of the ADSs in the name of the instructing Registered Holders (who also held the ADSs as of the ADS Record Date) and will recognize as valid only the voting instructions that were timely received from Registered Holders as of the ADS Record Date who continue to be the Registered Holders of the ADS as of the Share Record Date.

Voting instructions may be given only in respect of a number of ADSs representing an integral number of Deposited Securities. Upon the timely receipt from a Holder of ADSs, as of the ADS Record Date and as of the Share Record Date, of voting instructions in the manner specified by the Depositary, the Depositary shall endeavor, insofar as practicable and permitted under applicable law, the provisions of the Deposit Agreement, Articles of Association of the Company and the provisions of the Deposited Securities, to vote, or cause the Custodian to vote, the Deposited Securities (in person or by proxy) represented by such Holder’s ADSs in accordance with such voting instructions. The Depositary agrees not to vote, cause to be voted or attempt to exercise the right to vote that attaches to any Deposited Securities, other than in accordance with valid voting instructions given or deemed given in compliance with the Deposit Agreement.

Deposited Securities represented by ADSs for which no timely voting instructions are received by the Depositary from the Holder shall not be voted (except as otherwise described herein). Neither the Depositary nor the Custodian shall under any circumstances exercise any discretion as to voting and neither the Depositary nor the Custodian shall vote, attempt to exercise the right to vote, or in any way make use of, for purposes of establishing a quorum or otherwise, the Deposited Securities represented by ADSs, except pursuant to and in accordance with the voting instructions timely received from Holders or as otherwise contemplated herein. If the Depositary timely receives voting instructions from a Holder which fail to specify the manner in which the Depositary is to vote the Deposited Securities represented by such Holder’s ADSs, the Depositary will deem such Holder to have instructed the Depositary to vote in favor of the items set forth in such voting instructions.

The right of any ADS holder to give instructions to the Depositary as to the exercise of voting rights or the right of any ADS holder to vote withdrawn ordinary shares in person or by proxy may be limited if such ADS holder fails to (i) comply with the information requests, (ii) comply with ownership restrictions, (iii) meet reporting obligations, (iv) obtain regulatory approvals (if any), or (v) disclose their interest held in the Company, in each case as described in the Deposit Agreement.

ADS holders who have delivered voting instructions agree that such voting instruction may, at the request of the Company, be disclosed by the Company, for purposes of compliance with Belgian law, in connection with the Meeting, whether prior, during or after such Meeting.

The information contained herein with respect to the Meeting has been provided by the Company. Citibank, N.A., is forwarding this information to you solely as Depositary and in accordance with the terms of the Deposit Agreement and disclaims any responsibility with respect to the accuracy of such information. Citibank, N.A., does not, and should not be deemed to, express any opinion with respect to the proposals to be considered at the Meeting. The rights and obligations of Holders and Beneficial Owners of ADSs, the Company and the Depositary are set forth in their entirety in the Deposit Agreement and summarized in the ADRs. If you wish to receive a copy of the Deposit Agreement, please contact the Depositary at the number set forth below.

If you have any questions about the way in which Voting Instructions may be delivered to the Depositary, please contact Citibank, N.A.—ADR Shareholder Services at 1-877-CITI-ADR (1-877-248-4237).

Citibank, N.A., as Depositary

*	Due to the Share Record Date of Monday, May 29, 2017 falling on a U.S. holiday, the Depositary will verify the continued ownership of ADSs at the close of business on Friday, May 26, 2017.

Extraordinary Shareholders’ Meeting

The Voting Instructions must be signed, completed and received at the indicated address prior to

10:00 A.M. (New York City time) on May 31, 2017 for action to be taken.

2017 VOTING INSTRUCTIONS	AMERICAN DEPOSITARY SHARES

CELYAD SA (the “Company”)

ADS CUSIP No.:	151205200.

ADS Record Date:	May 8, 2017.

Share Record Date:	May 29, 2017.*

Meeting Specifics:	Extraordinary Shareholders’ Meeting to be held at 2:00 P.M. (CET) on June 12, 2017 (or if attending quorum is not reached, at 10:00 A.M. (CET) on June 29, 2017) at the Company’s registered office located at Rue Edouard Belin, 2, 1435 Mont-Saint-Guibert, Belgium (the “Meeting”).

Meeting Agenda:	Documents related to the Meeting Agenda items will be available on the Company’s website at https://www.celyad.com/investors/shareholder-meetings.

Depositary:	Citibank, N.A.

Deposit Agreement:	Deposit Agreement, dated as of June 24, 2015, among the Company, the Depositary and all Holders and Beneficial Owners of American Depositary Shares (“ADSs”) issued thereunder.

Deposited Securities: Custodian:	Ordinary shares of the Company. Citibank Europe plc.

The undersigned Holder, as of the ADS Record Date, of the ADSs identified above hereby authorizes and directs the Depositary to cause to be voted at the Meeting (and any adjournment or postponement thereof) the Deposited Securities represented by the ADSs in the manner indicated on the reverse side hereof. The undersigned recognizes that any sale, transfer or cancellation of ADSs before the Share Record Date will invalidate these voting instructions if the Depositary is unable to verify the continued ownership of ADSs as of the Share Record Date.

Voting instructions may be given only in respect of a number of ADSs representing an integral number of Deposited Securities. Upon the timely receipt from a Holder of ADSs, as of the ADS Record Date and as of the Share Record Date, of voting instructions in the manner specified by the Depositary, the Depositary shall endeavor, insofar as practicable and permitted under applicable law, the provisions of the Deposit Agreement, Articles of Association of the Company and the provisions of the Deposited Securities, to vote, or cause the Custodian to vote, the Deposited Securities (in person or by proxy) represented by such Holder’s ADSs in accordance with such voting instructions. The Depositary agrees not to vote, cause to be voted or attempt to exercise the right to vote that attaches to any Deposited Securities, other than in accordance with valid voting instructions given or deemed given in compliance with the Deposit Agreement.

Deposited Securities represented by ADSs for which no timely voting instructions are received by the Depositary from the Holder shall not be voted (except as otherwise described herein). Neither the Depositary nor the Custodian shall under any circumstances exercise any discretion as to voting and neither the Depositary nor the Custodian shall vote, attempt to exercise the right to vote, or in any way make use of, for purposes of establishing a quorum or otherwise, the Deposited Securities represented by ADSs, except pursuant to and in accordance with the voting instructions timely received from Holders or as otherwise contemplated herein. If the Depositary timely receives voting instructions from a Holder which fail to specify the manner in which the Depositary is to vote the Deposited Securities represented by such Holder’s ADSs, the Depositary will deem such Holder to have instructed the Depositary to vote in favor of the items set forth in such voting instructions.

The right of any holders of ADSs to give instructions to the Depositary as to the exercise of voting rights may be limited if such holder fails to comply with the disclosure of interest requirements under Belgian law (which are summarized in Section 3.7 of the Deposit Agreement).

In order to exercise voting rights, an owner who is not the registered holder of ADSs on the books of the Depositary will be required, subject to applicable provisions of the laws of Belgium, the Articles of Association of the Company and the Deposit Agreement, to have such ownership of ADSs, verified by the Depositary as of the Share Record Date.

Please indicate on the reverse side hereof how the Deposited Securities are to be voted.

The Voting Instructions must be marked, signed and returned on time in order to be counted.

*	Due to the Share Record Date of Monday, May 29, 2017 falling on a U.S. holiday, the Depositary will verify the continued ownership of ADSs at the close of business on Friday, May 26, 2017.

AGENDA

1.	Examination of the report of the board of director established pursuant to Article 604 of the Companies Code.

2.	Proposed resolution: The shareholders’ meeting decides to grant the board of directors the authorization to increase the capital, pursuant to Article 603 and following of the Companies Code, in one or more transactions, with a maximum of EUR 33,117,976.63, and this for a 5 years period under the conditions provided by the special report of the board of directors established pursuant to Article 604 of the Companies Code.

The shareholders’ meeting consequently decides to amend article 7 of the articles of association, as set out in the text of articles of association amended following the approval of the proposed amendments to the articles of association.

3.	Proposed resolution: The shareholders’ meeting decides to grant the board of directors the power to increase the share capital after receipt by the Company of a notification from the FSMA of a takeover bid stating the notice of a public takeover bid for the Company, and this for a period of three years starting from the day of this amendment to the articles of association, pursuant to Article 607 of the Companies Code.

The shareholders’ meeting consequently decides to amend article 7.3 of the articles of association, as set out in the text of articles of association amended following the approval of the proposed amendments to the articles of association.

4.	Proposed resolution: Upon proposal of the board of directors, the shareholders’ meeting decides to approve the Warrants Plan 2017. Pursuant to this Plan, the board of directors is allowed to issue and grant a maximum of 520,000 warrants to the benefit of the employees, consultants and directors of the Company or its subsidiaries. The main characteristics of the Warrants Plan 2017 can be summarized as follows: (i) the warrants will be granted for free to the beneficiaries, (ii) each warrant holder will be allowed to acquire one new share of the Company with one warrant, (iii) the exercise price of the warrants will be determined at grant, (iv) the warrants will have a maximum duration of 10 years, (v) the warrants cannot be assigned, except in case of death and (vi) the warrants will be vested by one third per year. The provisions of the Warrants Plan are in line with the Law of 26 March 1999.

In accordance with Article 556 of the Companies Code, the shareholders’ meeting decides to approve the provisions of the Warrants Plan 2017 that create specific rights for third parties, impact the assets of the Company or lead to the creation of a debt or commitment by the Company, when the exercise of these rights becomes effective because of the launch of a public offering on the shares of the Company or a change of control, including the automatic vesting of the warrants in case of public offering on the shares of the Company as provided by the Warrants Plan 2017.

5.	Proposed resolution: The shareholders’ meeting takes note of the decision of the board of directors dated 18 March 2016 to transfer the registered office to 2 rue Edouard Belin in 1435 Mont-Saint-Guibert and decides consequently to replace the first paragraph of article 2 of the articles of association, as set out in the text of articles of association amended following the approval of the proposed amendments to the articles of association.

6.	Proposed resolution: The shareholders’ meeting decides to amend article 22 of the articles of association, as set out in the text of articles of association amended following the approval of the proposed amendments to the articles of association.

7.	Proposed resolution: The shareholders’ meeting decides to grant a special power to:

•	Mr Lionel Duez and to the board of directors of the Company in order to implement the resolutions above; ·

•	any lawyer of CMS DeBacker law firm to ensure all needed formalities;

•	Malika Ben Tahar and Yorik Desmyttère, choosing residence at the address of the company “Berquin Notaires”, 1000 Brussels, Avenue Lloyd George 11, all powers to draw up the text of the coordination of the articles of association of the Company, the signing and the filing thereof with the competent commercial court, in accordance with the applicable legal provisions on this issue.

A	Resolutions

		For	Against	Abstain

	Resolution 1.	N/A	N/A	N/A

	Resolution 2.	☐	☐	☐

	Resolution 3.	☐	☐	☐

	Resolution 4.	☐	☐	☐

	Resolution 5.	☐	☐	☐

	Resolution 6.	☐	☐	☐

	Resolution 7.	☐	☐	☐

B	Authorized Signatures - Sign Here - This section must be completed for your instructions to be executed.

If these Voting Instructions are signed and timely returned to the Depositary but no specific direction as to voting is marked above as to an issue, the undersigned shall be deemed to have directed the Depositary to vote in favor of such issue.

If these Voting Instructions are signed and timely returned to the Depositary but multiple specific directions as to voting are marked above as to an issue, the undersigned shall be deemed to have directed the Depositary to give an “ABSTAIN” Voting Instruction for such issue.

Please be sure to sign and date this Voting Instruction Card.

Please sign your name to the Voting Instructions exactly as printed. When signing in a fiduciary or representative capacity, give full title as such. Where more than one owner, each MUST sign. Voting Instructions executed by a corporation should be in full name by a duly authorized officer with full title as such.

Signature 1 - Please keep signature within the line	Signature 2 - Please keep signature within the line	Date (mm/dd/yyyy)
/ /

Procuration d’actionnaire (Personnes Morales)

Shareholder proxy (Legal Entities)

Tout actionnaire peut se faire représenter à l’assemblée par un mandataire.

Les actionnaires qui souhaitent se faire représenter, doivent désigner leur mandataire en utilisant le présent formulaire de procuration établi par le conseil d’administration.

L’original de ce formulaire signé sur support papier doit parvenir à la société au plus tard le 6 juin 2017 à 17 heures (heure belge). Ce formulaire peut être communiqué à la société par courrier à l’attention de Celyad, M. Patrick Jeanmart, CFO, Rue Edouard Belin 2, B-1435 Mont-Saint-Guibert, ou par courriel à l’adresse lduez@celyad.com pour autant que cette dernière communication soit signée par signature électronique conformément à la législation belge applicable. Les actionnaires sont invités à suivre les instructions reprises sur le formulaire de procuration afin d’être valablement représentés à l’assemblée.

Toute désignation d’un mandataire devra être conforme à la législation belge applicable, notamment en matière de conflits d’intérêts et de tenue de registre.

Les actionnaires qui souhaitent se faire représenter doivent se conformer à la procédure d’enregistrement et de confirmation décrite dans la convocation.

Any shareholder may be represented at the general meeting by a proxy holder.

Shareholders wishing to be represented must designate their proxy holder by using this proxy form prepared by the board of directors.

The original form must be received by the company on 6 June 2017 at 5:00 PM (CET) at the latest. This form may be communicated to the company by mail marked for the attention of Celyad, Mr Patrick Jeanmart, CFO, rue Edouard Belin 2, B-1435 Mont-Saint-Guibert, or by email to lduez@celyad.com provided that in the last case, the communication is signed by electronic signature, in accordance with applicable Belgian legal rules.

Shareholders are invited to follow the instructions set out in the proxy form in order to be validly represented at the general meeting.

Any designation of a proxyholder shall be made in accordance with applicable Belgian law, particularly on the ground of conflict of interest and record keeping.

Shareholders wishing to be represented must comply with the registration and confirmation procedure set in the convening notice.

1

La soussignée: The undersigned:

dénomination sociale : name :

siège social : registered office :

représentée conformément à ses statuts par : represented in accordance with its articles of association by :

propriétaire de : owner of :	actions de la société shares in the company

dénomination sociale : name :	CELYAD SA une société anonyme faisant ou ayant fait appel public à l’épargne a limited liability company making or having made a public appeal on savings

siège social : registered office :	Rue Edouard Belin, 2 1435 Mont-Saint-Guibert Belgique Belgium

numéro d’entreprise : enterprise number :	0891.118.115 (RPM Nivelles)

déclare par les présentes renoncer à la convocation de l’assemblée générale extraordinaire hereby waives notice of the extraordinary shareholders’ meeting

qui se tiendra le ou aux environs du : to	12 juin 2017

be held on or about:	12 June 2017

à at	14h00 (CET) 2:00 p.m. (CET)

étant toutefois entendu qu’au cas où certains documents ne seraient pas disponibles en temps utile, l’assemblée générale extraordinaire sera tenue dès que possible après la mise à disposition de ceux-ci provided that, should any reports or other documents not be available in due time, the extraordinary shareholders’ meeting shall be held as soon as they become available au siège social de Celyad SA

at the registered office of Celyad SA

2

et désigne comme mandataires, avec pouvoir de substitution :

and appoints as its proxies with power to substitute :

aux fins de la représenter à cette assemblée générale extraordinaire.

to represent it at this extraordinary shareholders’ meeting.

Ordre du jour

1.	Prise de connaissance du rapport spécial du conseil d’administration rédigé conformément à l’article 604 du Code des sociétés.

2.	Pouvoirs conférés au conseil d’administration en vue d’augmenter le capital dans le cadre du capital autorisé.

Proposition de résolution : L’assemblée décide d’octroyer au conseil d’administration l’autorisation d’augmenter le capital social, conformément aux articles 603 et suivants du Code des sociétés, en une ou plusieurs fois, pour un montant maximum de 33.117.976,63 EUR, et ce pour une période de 5 ans, prenant cours à dater de la publication de cette modification des statuts, selon les conditions prévues par le rapport du conseil d’administration établi conformément à l’article 604 du Code des sociétés.

L’assemblée décide par conséquent de modifier l’article 7 des statuts, tel que repris dans le texte des statuts modifié suite à l’approbation des modifications statutaires proposées à l’ordre du jour.

☐ Pour     ☐ Contre                 ☐ Abstention

3.	Pouvoirs conférés au conseil d’administration en vue d’augmenter le capital en cas d’offre publique d’achat.

Proposition de résolution : L’assemblée décide d’octroyer au conseil d’administration l’autorisation d’augmenter le capital social, après la réception par la Société d’une communication de l’Autorité des services et marchés financiers selon laquelle elle a été saisie d’un avis d’offre publique d’acquisition visant la Société, et ce pendant une période de trois ans à dater du jour de la présente modification des statuts, conformément à l’article 607 du Code des sociétés.

L’assemblée décide par conséquent de modifier l’article 7.3 des statuts, tel que repris dans le texte des statuts modifié suite à l’approbation des modifications statutaires proposées à l’ordre du jour.

☐ Pour     ☐ Contre                 ☐ Abstention

4.	Approbation des termes et conditions du projet de Plan de Warrants 2017 et en particulier de la clause de changement de contrôle comme inclue dans le Plan de Warrants 2017 conformément à l’article 556 du Code des sociétés.

Proposition de résolution : Sur proposition du conseil d’administration, l’assemblée décide d’approuver le Plan de warrants 2017. Selon ce plan, le conseil d’administration peut émettre et octroyer un maximum de 520.000 warrants au bénéfice des employés, consultants et administrateurs de la Société ou de ses filiales. Les caractéristiques principales du Plan de Warrant 2017 peuvent être résumées comme suit : (i) les warrants seront offerts aux bénéficiaires gratuitement, (ii) chaque warrant accepté donnera à son propriétaire le droit d’acquérir une nouvelle action de la Société, (iii) le prix d’exercice sera déterminé au moment de l’offre, (iv) le délai de validité des warrants sera de maximum dix ans suivant leur émission, (v) les warrants ne peuvent être transférés, sauf en cas de décès et (vi) les warrants seront acquis graduellement (un tiers par an) sur une période de trois ans. Les dispositions du Plan de Warrants 2017 sont conformes aux dispositions de la loi du 26 mars 1999.

3

Conformément à l’article 556 du Code des sociétés, l’assemblée générale décide d’approuver les clauses du Plan de Warrants 2017 qui créent des droits pour les tiers, qui affectent les actifs de la Société ou donnent naissance à une dette ou un engagement aux frais de la Société, quand l’exercice de ces droits dépend du lancement d’une offre public d’acquisition sur les action de la Société ou d’un changement de contrôle de la Société, incluant mais ne se limitant pas au mécanisme de vesting automatique en cas d’offre publique d’acquisition comme décrit dans le Plan de Warrants 2017.

☐ Pour     ☐ Contre                 ☐ Abstention

5.	Constatation du transfert du siège social, et par conséquent modification de l’article 2 des statuts.

Proposition de résolution : L’assemblée prend connaissance de la décision du conseil d’administration en date du 18 mars 2016 de transférer le siège social au 2 rue Edouard Belin à 1435 Mont-Saint-Guibert, et décide par conséquent de remplacer le premier alinéa de l’article 2 des statuts, tel que repris dans le texte des statuts modifié suite à l’approbation des modifications statutaires proposées à l’ordre du jour.

☐ Pour     ☐ Contre                 ☐ Abstention

6.	Modification de l’article 22 des statuts.

Proposition de résolution : L’assemblée décide de modifier le deuxième alinéa de l’article 22 des statuts, tel que repris dans le texte des statuts modifié suite à l’approbation des modifications statutaires proposées à l’ordre du jour.

☐ Pour     ☐ Contre                 ☐ Abstention

7.	Procuration.

Proposition de résolution : L’assemblée décide d’octroyer une procuration spéciale à :

•	Monsieur Lionel Duez et au conseil d’administration de la Société afin d’exécuter les résolutions adoptées ci-dessus;

•	Tout avocat du cabinet CMS DeBacker afin d’assurer les formalités nécessaires;

•	Malika Ben Tahar et Yorik Desmyttère, à cette fin élisant domicile à l’adresse de la société civile sous la forme d’une société coopérative à responsabilité limitée “Berquin Notaires”, 1000 Bruxelles, Avenue Lloyd George 11, tous pouvoirs afin de rédiger le texte de la coordination des statuts de la Société, le signer et le déposer au greffe du tribunal du commerce compétent, conformément aux dispositions légales en la matière.

Le texte des statuts modifié suite à l’approbation des modifications statutaires proposées à l’ordre du jour peut être consulté sur le site internet de la Société (www.celyad.com) et est disponible au siège social.

☐ Pour     ☐ Contre                 ☐ Abstention

Agenda of the extraordinary shareholders’ meeting

1.	Examination of the report of the board of director established pursuant to Article 604 of the Companies Code.

2.	Authorization to the board of directors for a capital increase within the limits of the authorized capital.

Proposed resolution: The shareholders’ meeting decides to grant the board of directors the authorization to increase the capital, pursuant to Article 603 and following of the Companies Code, in one or more transactions, with a maximum of EUR 33,117,976.63, and this for a 5 years period under the conditions provided by the special report of the board of directors established pursuant to Article 604 of the Companies Code.

The shareholders’ meeting consequently decides to amend article 7 of the articles of association, as set out in the text of articles of association amended following the approval of the proposed amendments to the articles of association.

☐ For     ☐ Against                 ☐ Abstention

4

3.	Power granted to the board of directors in order to increase the capital in case of a public takeover bid.

Proposed resolution: The shareholders’ meeting decides to grant the board of directors the power to increase the share capital after receipt by the Company of a notification from the FSMA of a takeover bid stating the notice of a public takeover bid for the Company, and this for a period of three years starting from the day of this amendment to the articles of association, pursuant to Article 607 of the Companies Code.

The shareholders’ meeting consequently decides to amend article 7.3 of the articles of association, as set out in the text of articles of association amended following the approval of the proposed amendments to the articles of association.

☐ For     ☐ Against                 ☐ Abstention

4.	Approval of the terms and conditions of the draft Warrants Plan 2017 and, more specifically, of the change of control clause included in the Warrants Plan 2017 pursuant to Article 556 of the Companies Code.

Proposed resolution: Upon proposal of the board of directors, the shareholders’ meeting decides to approve the Warrants Plan 2017. Pursuant to this Plan, the board of directors is allowed to issue and grant a maximum of 520,000 warrants to the benefit of the employees, consultants and directors of the Company or its subsidiaries. The main characteristics of the Warrants Plan 2017 can be summarized as follows: (i) the warrants will be granted for free to the beneficiaries, (ii) each warrant holder will be allowed to acquire one new share of the Company with one warrant, (iii) the exercise price of the warrants will be determined at grant, (iv) the warrants will have a maximum duration of 10 years, (v) the warrants cannot be assigned, except in case of death and (vi) the warrants will be vested by one third per year. The provisions of the Warrants Plan are in line with the Law of 26 March 1999.

In accordance with Article 556 of the Companies Code, the shareholders’ meeting decides to approve the provisions of the Warrants Plan 2017 that create specific rights for third parties, impact the assets of the Company or lead to the creation of a debt or commitment by the Company, when the exercise of these rights becomes effective because of the launch of a public offering on the shares of the Company or a change of control, including the automatic vesting of the warrants in case of public offering on the shares of the Company as provided by the Warrants Plan 2017.

☐ For     ☐ Against                 ☐ Abstention

5.	Acknowledgment of the transfer of the registered office and consequently amendment of article 2 of the articles of association.

Proposed resolution: The shareholders’ meeting takes note of the decision of the board of directors dated 18 March 2016 to transfer the registered office to 2 rue Edouard Belin in 1435 Mont-Saint-Guibert and decides consequently to replace the first paragraph of article 2 of the articles of association, as set out in the text of articles of association amended following the approval of the proposed amendments to the articles of association.

☐ For     ☐ Against                 ☐ Abstention

6.	Amendment of article 22 of the articles of association.

Proposed resolution: The shareholders’ meeting decides to amend article 22 of the articles of association, as set out in the text of articles of association amended following the approval of the proposed amendments to the articles of association.

☐ For     ☐ Against                 ☐ Abstention

7.	Power of attorney.

Proposed resolution: The shareholders’ meeting decides to grant a special power to:

•	Mister Lionel Duez and to the board of directors of the Company in order to implement the resolutions above;

•	any lawyer of CMS DeBacker law firm to ensure all needed formalities;

5

•	Malika Ben Tahar and Yorik Desmyttère, choosing residence at the address of the company “Berquin Notaires”, 1000 Brussels, Avenue Lloyd George 11, all powers to draw up the text of the coordination of the articles of association of the Company, the signing and the filing thereof with the competent commercial court, in accordance with the applicable legal provisions on this issue.

☐ For     ☐ Against                 ☐ Abstention

Si aucune instruction n’est donnée, l’actionnaire soussigné est réputé accepter les résolutions proposées.

Si, en vertu de l’article 533ter du Code des sociétés, de nouveaux sujets sont inscrits à l’ordre du jour et/ou de nouvelles propositions de décision ont été présentées, et l’actionnaire soussigné n’a pas donné de nouvelles instructions concernant ce nouveau programme, le mandataire s’abstiendra de voter sur ces nouveaux points à l’ordre du jour ou sur les nouvelles propositions de décision.

In case no voting instructions have been given, the undersigned shareholder is deemed to accept the proposed resolutions.

If, pursuant to article 533ter of the Belgian Company Code, new items are added to the agenda and/or new resolutions’ proposals are presented, and the undersigned shareholder did not give any new instructions concerning the new agenda, the proxy holder will abstain from voting on these new items on the agenda or on the new decisions’ proposals.

Renonciation

La soussignée reconnaît avoir été informée en temps utile de la tenue de l’assemblée générale extraordinaire et de son ordre du jour, tel qu’il figure ci-dessus, ainsi que de la nature et du contenu des documents à soumettre à cette assemblée générale extraordinaire, dont elle a pu ou pourra prendre connaissance. Elle reconnaît en outre qu’elle dispose de suffisamment de moyens d’être informée de la date exacte de ladite assemblée générale extraordinaire, au cas où celle-ci ne se tiendrait pas à la date figurant dans la présente procuration.

Waiver

The undersigned acknowledges that it has been informed in due time of the extraordinary shareholders’ meeting and its agenda as set out above, as well as of the nature and the contents of the documents to be submitted to the extraordinary shareholders’ meeting, which it has been or will be able to examine. The undersigned further acknowledges that it has sufficient means to be informed of the exact date of the extraordinary shareholders’ meeting, should the meeting not be held on the date set out in this proxy.

Pouvoirs des mandataires

En vertu des présentes, chaque mandataire jouit des pouvoirs suivants au nom de la soussignée :

1.	prendre part à cette assemblée générale extraordinaire et, le cas échéant, voter en faveur de son ajournement ;

1.	prendre part à toute autre assemblée générale extraordinaire ayant le même ordre du jour, au cas où la première assemblée aurait été prorogée, ajournée ou n’aurait pas été régulièrement convoquée ;

2.	émettre tout vote ou s’abstenir de voter sur toute proposition relative aux points à l’ordre du jour conformément aux instructions données aux mandataires, par tout moyen, préalablement à la tenue de l’assemblée générale extraordinaire ; et

3.	signer tout procès-verbal, liste des présences, registre, acte ou document concernant ce qui précède et, en général, faire tout ce qui sera nécessaire ou utile à l’exécution du présent mandat.

6

Authority of the proxies

Each proxy is hereby granted the authority to take the following actions on behalf of the undersigned:

1.	to attend this meeting and, as the case may be, vote to postpone it;

2.	to attend any other meeting having the same agenda, should the first meeting be adjourned, postponed or should it not have been properly convened;

3.	to vote or abstain from voting on any proposal regarding the items on the agenda in accordance with the instructions given to the proxies, by whatever means, prior to the meeting; and

4.	to sign any minutes, attendance sheet, register, deed or document concerning the above and, in general, to do all that is necessary or useful to implement this proxy.

Instructions données aux mandataires

La soussignée donne par les présentes instruction expresse aux mandataires de participer à l’assemblée générale extraordinaire, même en l’absence de preuve de convocation en bonne et due forme des actionnaires, administrateurs et commissaire ou en l’absence de renonciation par chacune de ces personnes (i) aux délais et formalités de convocation de l’assemblée générale extraordinaire, (ii) ainsi qu’au droit de recevoir certains rapports et autres documents, conformément aux articles 533 et 535 du Code des sociétés et aux articles y faisant référence.

Instructions to the proxies

The undersigned hereby expressly instructs the proxies to participate in the extraordinary shareholders’ meeting even in the absence of evidence that the shareholders, the directors and the auditor were duly convened to the extraordinary shareholders’ meeting, or in the absence of a waiver by these persons of (i) all notice periods and notice requirements in respect of the convocation to such extraordinary shareholders’ meeting and (ii) the right to receive certain documents, as required by articles 533 and 535 of the Belgian Company Code and the articles referring thereto.

Indemnisation des mandataires

La soussignée s’engage par les présentes à indemniser les mandataires de tout dommage que ceux-ci pourraient encourir en raison de tout acte accompli en exécution de la présente procuration, à la condition toutefois qu’ils aient respecté les limites de leurs pouvoirs. De plus, la soussignée s’engage à ne demander l’annulation d’aucune des résolutions approuvées par l’un des mandataires et à n’exiger aucune indemnisation de la part des mandataires, à la condition toutefois que ceux-ci aient respecté les limites de leurs pouvoirs.

Indemnification of the proxies

The undersigned hereby undertakes to indemnify the proxies for any liability which they may incur in relation to any act carried out for the purposes of implementing this proxy, provided the proxies have respected the scope of their powers. Moreover, the undersigned undertakes not to seek the nullity of any resolution approved by the proxies and not to seek damages from the proxies, provided the proxies have respected the scope of their powers.

7

Pour For

Fait à : Done in:

Le : On:	2017

Signature : Signature:

Nom : Name:

Fonction :

Function:

8

Translation for information purposes only

CELYAD SA

Limited liability company making or having made a public appeal on savings

Rue Edouard Belin, 2

1435 Mont-Saint-Guibert

0891.118.115 RLE Nivelles

INFORMATION CONCERNING THE RIGHTS OF SHAREHOLDERS

PURSUANT TO ARTICLES 533TER AND 540 OF THE BELGIAN COMPANY CODE

ON THE OCCASION OF THE EXTRAORDINARY SHAREHOLDERS’ MEETING OF THE COMPANY TO BE HELD

ON 12 JUNE 2017 AT 2:00 PM (CET) AT THE COMPANY’S REGISTERED OFFICE

1.	RIGHT OF SHAREHOLDERS TO INCLUDE ITEMS ON THE AGENDA AND TO SUBMIT DECISIONS’ PROPOSALS

In accordance with Article 533ter of the Belgian Company Code, one or more shareholders holding together at least 3% of the share capital may (i) request the inclusion of items on the agenda to be addressed at the general meeting, and (ii) submit decisions’ proposals concerning items to be addressed or included on the agenda.

The shareholder(s) exercising this right must meet the following two conditions in order for their request to be addressed at the general meeting:

•	prove that it/they still hold(s) the abovementioned required percentage on the request date (either by way of a certificate mentioning the registration of the corresponding shares on the company’s share register, or by way of an attest of a settlement institution or a certified account holder setting out the number of corresponding dematerialised shares registered in its accounts under the name of the shareholder, and

•	prove that it/they is/are still shareholder(s) for up to 3% of the company’s share capital at the record date (29 May 2017 at midnight (CET)).

Shareholders may then exercise their right by submitting (i) the draft new items for the agenda, and/or (ii) the draft proposals for resolution to be reflected in the agenda. Items to be included on this agenda and/or decisions’ proposals must be sent to the company on 20 May 2017 at the latest by email to lduez@celyad.com or by ordinary mail marked for the attention of Celyad, Mr Patrick Jeanmart, CFO, rue Edouard Belin 2, B-1435 Mont-Saint-Guibert.

The company will acknowledge receipt of the requests sent by email or by mail to the address set out above by the shareholder within 48 hours after receipt.

The revised agenda will be published on 26 May 2017 at the latest (on the company’s website at www.celyad.com, in the Belgian Official Gazette and in the press).

Further information in relation to the abovementioned rights and the modalities for exercising them are available on the company’s website (www.celyad.com).

2.	RIGHT OF SHAREHOLDERS TO ASK WRITTEN QUESTIONS

Shareholders have the right to ask questions in writing to the directors prior to the shareholders’ meeting that will be held on 12 June 2017.

The exercise of this right is subject to the fulfilment of the following two conditions:

•	being a shareholder of the company at the record date (29 May 2017 at midnight (CET)); and

•	having informed the company of the intent to participate in the general meeting, pursuant to the provisions set out in the convening notice.

These questions can be asked prior to the shareholders’ meeting by email to lduez@celyad.com or by mail marked for the attention of Celyad, Mr Patrick Jeanmart, CFO, rue Edouard Belin 2, B-1435 Mont-Saint-Guibert.

These questions must be received on 6 June 2017 at 5:00 PM (CET) at the latest.

In accordance with applicable legal provisions, the directors answer questions that are asked by the shareholders during the meeting or that have been asked in writing prior to the meeting, during the general meeting on their report or on the agenda. The auditor also answers questions asked by the shareholders at the meeting or in writing prior to the meeting on its report.

Further information in relation to the abovementioned rights and the modalities for exercising them are available on the company’s website (www.celyad.com).

WARRANT PLAN 2017

CONDITIONS OF EXERCISE

Offer for a maximum of 520.000 Warrants

for the Beneficiaries of the Company’s Warrant Plan

1

Definitions

Beneficiaries	Certain employees, services providers, members of the Board of Directors and management members of the Company, such as identified by the Company’s Board of Directors;

Compensation Committee	The Company’s nomination and compensation committee, such as instituted by the Board of Directors;

Board of Directors	The Company’s Board of Directors;

Offer Date	The date of the written communication concerning the Offer to the Beneficiaries;

Warrant Holder	A person registered in the Company’s Warrant register as a holder of one or more Warrants;

Offer	The Warrant offer;

Exercise period	The exercise period during which the Warrant Holder can exercise the granted Warrants (as described in article 2.3) in the purpose of acquiring Company shares;

Warrant Plan	This Warrant plan implemented by the Company;

Company	Celyad SA;

Warrants	A maximum of 520,000 subscription rights offered free of charge to the Beneficiaries of the Offer;

1.	Issuance and allocation process of the Warrants

The conditions of the current Warrant Plan have been set up by the Board of Directors and submitted for approval to the general meeting of shareholders to be held on the 12 June 2017.

The Warrant Plan aims at formalizing the allocation and exercise conditions of the Warrants in accordance with the law of March 26, 1999.

The Board of Directors contemplates to issue Warrants destined to be allocated within the framework of the Warrant Plan through the authorized capital procedure, namely within the respect of provisions 583, 596 and 598 of the Company Code. The special report shall be established pursuant to provision 583 of the Company Code and shall be submitted, prior to any decision of issuance of the Warrants, to the FSMA for approval. Subject to any specific request of amendment which could be made by the FSMA, the conditions of the current Warrant Plan are thus determined.

The Beneficiaries list shall be established by the Board of Directors upon proposal of the Compensation Committee.

2.	Information concerning the Warrant Offer

2.1.	Identification of the Beneficiaries of this Offer

The Offer is reserved to the Beneficiaries within the limits and in accordance with the allocation to be defined by the Company’s Board of Directors.

The following people can be seen as “Beneficiaries”:

•	any person having signed a permanent contract as an employee with the Company at the Offer Date;

•	any person providing products and services to the Company, as a self-employed person but on a regular basis or, when appropriate, via a management or services company; and

•	any Director, being executive or non-executive.

Every Beneficiary can be granted a certain number of Warrants in accordance with the allocation defined by the Board of Directors.

The participation to the Warrant Plan does not give any additional right to the employee with regards to labor law and, in particular, does not cause any additional restriction or condition to the right of the employer to put an end to the employment contract of one of his employees, in line with the applicable laws.

The Beneficiaries are invited to return the completed acceptance form to the Company, to the attention of Mr. Patrick Jeanmart, Chief Financial Officer, in such way as the Company may receive the acceptance form on the date which shall be communicated to them in the Offer at the latest. This Offer Date will be mentioned on the acceptance form that will be transmitted to each Beneficiary.

The acceptance form will specify whether the Beneficiary accepts the allocation of the granted Warrants or declines it. If said completed acceptance form is not received within the above mentioned time frame, the Beneficiary will be regarded as having DECLINED the allocation of the Warrants.

2.2.	Total number of Warrants

The total Offer concerns a maximum of 520,000 Warrants. Each Warrant shall entitle the Beneficiary to subscribe for one common share of the Company.

2.3.	Exercise period of the Warrants

The Warrants can be fully or partially exercised during the first month of each quarter starting January 1, 2021 and until the tenth anniversary of the issuance of the Warrants, for the employees and until the fifth anniversary of the issuance of the Warrants, for non-employees of the Company. Each Exercise period ends on the last working day of the month in question. These Exercise periods may be reduced by decision of the Board of Directors, however the exercise may not occur before the end of the third civil year following the Offer.

Notwithstanding the above, the Beneficiary shall have to comply, if need be, with the provisions related to the closed periods which could be applicable pursuant to, namely, the European Regulation n°596/2014 “Market Abuse” or to the “Dealing Code” of the Company.

Non- exercised Warrants at the end of the last Exercise period will become null and void.

In derogation of the preceding paragraphs, the Warrants can also be exercised for a fifteen days period starting from the announcement of the public bid by the FSMA in case of any public takeover bid of the Company’s shares.

2.4.	Issue price of the Warrants

The Warrants will be issued free of any cost and granted to the Beneficiaries. The Warrants are subject to the law of March 26, 1999 (insofar as the Beneficiary is subject to this law).

2.5.	Exercise price of the Warrants

The exercise price of the Warrants will be the lowest of the (i) average closing price of the share during a period of 30 days before the Offer Date and the (ii) last closing price before the Offer Date, it being understood that the exercise price of the Warrants granted to the Beneficiaries that are not part of the staff cannot be lower than the average price of the share during a period of 30 days before the day of the issuance.

2.6.	Mode of exercise of the Warrants

A Warrant that may be exercised will be considered as exercised once the Company has received the following:

(i)	a written notification in the form defined by the Company, stipulating that a Warrant or a number of Warrants is being exercised;

(ii)	full payment for the exercise price of the exercised Warrants in Euro, by wire transfer, the number of which will be provided to each Beneficiary by the Committee;

(i)	if the Warrants are exercised by a person or persons other than the Warrant Holder, proof of the right of that person or persons to exercise the Warrant;

and

(ii)	the declarations and documents the Board of Directors or the Chief executive officer of the Company deems necessary or desirable in order to respect the applicable legal and regulatory requirements and of which the Board of Directors or the Chief executive officer requires the presentation.

All the abovementioned must be in the possession of the Company at the latest on the last day of the Exercise period concerned.

2.7.	Characteristics of the shares issued after the exercise of the Warrants

2.7.1.	General characteristics

The new shares issued within a reasonable period after the end of a Warrant Exercise period will be of the same kind and will enjoy the same rights as the shares existing at the Offer Date (without prejudice to what is being specified in point 2.9 hereunder). In accordance to what is being stipulated in point 2.9, the shares issued following the exercise of the Warrants will be common shares, provided that there are different categories of shares.

2.7.2.	Enjoyment

With regards to the exercise of the Warrants, the shares issued will have the same enjoyment as the other shares of the Company (without prejudice to what is being specified in point 2.9 hereunder).

2.7.3.	Availability

The shares issued due to the exercise of the Warrants shall be available within a reasonable timeframe after the end of the Exercise period in registered or dematerialized form by way of registration on an account at the Beneficiary’s choice.

2.7.4.	Transferability

The shares issued due to the exercise of the Warrants shall be transferable and subject to the same legal and/or statutory provisions as the other shares of the Company, without prejudice to what is being mentioned in point 2.9.2 hereunder.

2.7.5.	Costs concerning the delivery of the shares

If the shares are delivered on a securities account, the subscribed shares will be delivered free of charge insofar as the account is being held at a financial institution in Belgium.

2.8.	Form and delivery of the Warrants – Non-transferability

A share register mentioning the specific designation of each Warrant Holder and the number of his/her Warrants will be kept at the Company’s headquarters.

The Warrants are non-transferable inter vivos.

2.9.	Changes to the Company’s capital structure and strategic partnership

2.9.1	By way of derogation from article 501 of the Company code, and without prejudice to the legally prescribed exceptions, the Company may pass all resolutions that it deems necessary in relation to its capital, its articles of association or its management. Such resolutions may include, amongst others, capital reduction, with or without reimbursement for the shareholders, a capital increase by way of incorporation of reserves whether or not with the issue of new shares, a capital increase in kind, a capital increase in cash with or without restriction or cancellation of the preferential subscription rights of the shareholders, the issuance of profit shares, convertible bonds, preferred shares, bonds cum warrants or conventional bonds or warrants, an amendment the provisions of the articles of associations with regards to the distribution of the profits or the (net) liquidation proceeds or other rights attached to the common shares, a splitting of shares, a payment of dividend in shares, the dissolution of the Company, a legal merger, a legal demerger or a contribution or transfer of a totality or a branch of activity whether or not combined with the exchange of shares. The Company may pass such resolutions even if these implied or may imply that the benefits for the Warrant Holder arising from the issuance and the Warrant exercise provisions or the law may be reduced unless such reduction is, in an obvious way, the sole objective of such a resolution.

However, in the event of a merger or demerger, the Board of Directors has an obligation of means to ensure that the Warrants outstanding at the date of these transactions are adjusted in accordance with the exchange ratio applied to the Company’s existing shares.

Moreover, in case of a capital reduction or any similar transaction resulting into a decrease of the Company’s equity as a result of a decision of the shareholders taken by the general assembly, the exercise price of the Warrants may be modified by decision of the Board of Directors notified to the Beneficiaries in order to compensate for the loss of value resulting from the equity decrease. The possible amendment will be applicable as soon as the Beneficiaries have been notified, without them having to formally accept it.

The number of shares corresponding to the Warrants will be adjusted to reflect and take into account any increase or decrease in the number of shares of the Company resulting from a demerger or regrouping, as the case may be.

2.9.2	If the Company were to increase its capital by way of a contribution in cash without suspension of the preferential rights before the final exercise date of the Warrants, the Warrant Holders will be able to exercise their Warrants immediately and to take part in the new issuance since this right belongs to the existing shareholders. In this case, the exercise and the payment of the exercise price shall, in accordance with the abovementioned point 2.6, take place at the latest three working days before the beginning of the subscription period concerning this increase of capital.

In the case of an anticipated exercise of the Warrants in these circumstances, the subscribed shares will remain registered and non-transferable. Upon expiration of the deadlines defined conforming the abovementioned point 2.3, these will become transferable for the quantities corresponding to the amount of Warrants that can be exercised on those deadlines and that may be converted into dematerialized shares.

In case of an event that should normally have made the Beneficiary lose his right to partially or totally exercise his/her Warrants and occurring during this period of non-transferability (see point 2.10 hereunder), the Company will have the right to redeem the shares resulting from the anticipated exercise of these Warrants at a price corresponding to the exercise price for said Warrants (provided that the legal dispositions for the redemption of the shares are met). In this case, this exercise and the payment of the exercise price shall, in accordance with the modalities defined in point 2.6 above, take place at the latest three working days before the beginning of the subscription period concerning the capital increase.

2.9.3	In the event of a “Strategic Partnership” with an important industrial actor, active in the life-science sector, and if the “Strategic Partnership” is qualified as such by the Board of Directors before the beginning of the Exercise period of the Warrants as defined in point 2.3, the Warrant Holders shall have the possibility to exercise those Warrants immediately during an additional exercise period, the duration of which shall be determined by the Board of Directors.

2.10.	End of labor agreement

2.10.1.	If the Warrant Holder loses his status of Beneficiary according to the abovementioned article 2.1 due to (i) dismissal or revocation (except for serious cause by the Beneficiary) (ii) voluntary termination or (iii) when no longer being part of the Company:

•	none of the Warrants granted can be exercised if he/she loses the status of Beneficiary before the first anniversary of the Offer Date;

•	the Warrants that have not yet been exercised remain in the possession of the Beneficiary and can be exercised according to point 2.3, at the following rate:

•	33% of the Warrants granted if he/she loses the status of Beneficiary before the second anniversary of the Offer Date;

•	66% of the Warrants granted if he/she loses the status of Beneficiary before the third anniversary of the Offer Date;

it being understood that the other Warrants cannot be exercised;

•	100% of the Warrants granted if he/she loses the status of Beneficiary after the third anniversary of the Offer Date.

The Warrants that cannot be exercised by the Beneficiaries will become by right null and void for them and will be automatically cancelled.

2.10.2.	If the Warrant Holder loses his/her status of Beneficiary according to point 2.1 because of a dismissal or revocation for serious cause (by the Warrant Holder), all the Warrants that have not been exercised on the day he/she loses his/her status of Beneficiary will by right become null and void for them and will be automatically cancelled.

2.10.3.	In case of decease of the Beneficiary, the rightful claimants will be able to exercise the Warrants at the moment and according to the arrangements defined in point 2.10.1 (mutatis mutandis).

2.10.4.	If the Beneficiary loses his/her status because of a legal retirement or end of career, the Warrants can be exercised at the moment and according to the arrangements defined by the issuance terms (see point 2.3).

2.10.5.	With regards to the people enjoying the status of Beneficiary because they are Director or provide products or services to the Company as a self-employed but on a regular basis (or, when appropriate, via a management or services company), the words “dismissal or revocation” and “voluntary termination” refer to the various hypotheses in which a contract for the delivery of these products or services is being terminated permanently either by the Company or by the Beneficiary or the management or services company. The words “serious cause” refer to the hypothesis in which this termination is based on a serious breach by the Beneficiary or the management or services company of their contractual obligations. An interruption of more than six months in the delivery of the products or the services is considered as a permanent termination.

2.11.	Labor contract suspension

In case the labor contract is suspended for more than six months in total, the consequences of said suspension on the rights related to the Warrants granted by the Company will be determined individually by the Company.

2.12.	Statutory regime

This Warrants Offer is governed by Belgian law. The courts and tribunals of the region where the headquarters are located shall have sole authority to resolve any dispute concerning this Offer, the issuance or the exercise of Warrants.

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